UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

(A)  Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PENN TRAFFIC COMPANY

401(k) Savings Plan

(B)  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Penn Traffic Company

1200 State Fair Boulevard

Syracuse, NY 13221

THE PENN TRAFFIC COMPANY

401(k) SAVINGS PLAN

FINANCIAL REPORT

DECEMBER 31, 2003

The Penn Traffic Company 401(k) Savings Plan

INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS

Reports of Independent Registered Public Accounting Firms		1-2

Financial Statements:
Statements of Net Assets Available for Benefits		3

Statements of Changes in Net Assets Available for Benefits		4

Notes to Financial Statements		5-9

Supplemental Schedule:
Schedule of Assets (Held at End of Year)		10

Exhibits:

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

The Penn Traffic Company 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Penn Traffic Company 401(k) Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of The Penn Traffic Company 401(k) Savings Plan as of December 31, 2002, were audited by other auditors whose report dated June 13, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 , and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental Schedule of Assets Held for Investment Purposes At End of Year – December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

Rochester, New York

July 9, 2004

The Penn Traffic Company 401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS

Investments at Fair Value
Fixed Income Fund	$38,041,912	$37,476,440
Equity Funds	67,282,483	49,801,459
Balanced Funds	16,486,530	13,505,555
Penn Traffic Common Stock	24	3,229
Participant Loans	4,779,688	5,135,413

Total Investments	126,590,637	105,922,096

Receivables
Employee Contributions	—	256,354
Employer Contributions	—	31,559

Total Receivables	—	287,913

Net Assets Available for Benefits	$126,590,637	$106,210,009

See Notes to Financial Statements.

The Penn Traffic Company 401(k) Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

Additions to Net Assets Attributed to:

Investment Income
Interest and Dividends	$2,579,398	$2,423,489
Net Appreciation in Fair Value of Investments	18,006,823	—
Interest on Loans to Participants	381,069	443,639

Total Investment Income	20,967,290	2,867,128

Contributions
Employee Contributions	8,846,863	10,003,336
Employer Contributions	1,096,878	1,182,248

Total Additions	30,911,031	14,052,712

Deductions From Net Assets Attributed to:
Net Depreciation in Fair Value of Investments	—	(19,508,318)
Benefits Paid to Participants	(10,290,670)	(7,276,278)
Payment of Individuals Insurance Contract Premiums	(53,002)	(32,901)
Administrative Expense	(186,731)	(225,445)

Total Deductions	(10,530,403)	(27,042,942)

Increase (Decrease) in Net Assets	20,380,628	(12,990,230)

Net Assets Available for Plan Benefits :

Beginning of Year	106,210,009	119,200,239

End of Year	$126,590,637	$106,210,009

See Notes to Financial Statements.

The Penn Traffic Company 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

Note 1                                    Description of Plan

The following brief description of The Penn Traffic Company 401(k) Savings Plan (the “Plan”) sponsored by The Penn Traffic Company (the “Company”) is provided for general information purposes only.  Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan’s provisions.

On May 30, 2003, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code.  On August 20, 2004, the Company filed its Plan of Reorganization with the United States Bankruptcy Court for the Southern District of New York.  The Company expects to emerge from Chapter 11 in the fall of 2004 upon approval of the Plan of Reorganization.  However, there can be no assurance that this will occur.  If the Plan of Reorganization is approved, all existing common stock will be cancelled.  As of December 31, 2003, the Plan held 800 shares of common stock of the Company with a fair market value of $24.

General

The Plan is a defined contribution plan established by the Company on May 29, 1987.  The Plan is designed to provide benefits to all Company employees who have attained age twenty-one and have completed at least six months of service.  As part of the Plan, the Company entered into a trust agreement with Fidelity Investments Institutional Operations Company, Inc., trustee and recordkeeper, pursuant to the terms of the agreement between The Penn Traffic Company 401(k) Savings Plan and Fidelity Management Trust Company.

Contributions

Participants in the Plan may contribute from 1% of eligible pay on a pre-tax basis up to the annual IRS dollar limit as specified in writing and may change such election at any time.  For certain eligible groups, the Company makes matching contributions after 1 year of service equal to 50% of the first 3% of the participant’s contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, if any, and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants have several options to which they can direct their contributions.

Fidelity Managed Income Fund II – The fund invests in contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A small portion of the fund is invested in a money market fund to provide daily liquidity.

The Penn Traffic Company 401(k) Savings Plan

Fidelity Fund – The fund invests primarily in common stocks.  The fund potentially invests a portion of its assets in bonds, including lower quality debt securities.  Invests in domestic and foreign issuers.

Fidelity Puritan Fund - The fund invests approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower quality debt securities.

Fidelity Growth Company Fund - This fund normally invests in common stocks of domestic and foreign issuers.  The fund invests in companies that it believes have above average growth potential.

Fidelity Diversified International Fund - The fund normally invests in foreign securities, primarily in common stock.  The funds are allocated across countries and regions considering size of the market in each country and region relative to the size of the international market as a whole.

Fidelity Mid-Cap Stock Fund - The fund normally invests at least 80% of total assets in common stocks of companies with medium market capitalizations.

Fidelity Freedom Funds - These six funds are asset allocation mutual funds that invest in a combination of Fidelity equity, fixed income, and money market funds.

Spartan U.S. Equity Index Fund - This fund normally invests at least 80% of assets in common stocks included in the S&P 500, which basically represents the performance of common stocks publicly traded in the United States.

The Penn Traffic Common Stock Fund - The fund consists of common stock of The Penn Traffic Company, the plan sponsor.  Additional investments in The Penn Traffic Common Stock Fund are not permitted in accordance with the plan document.  Shares currently held by the Plan shall be maintained by the Trustee until distribution is necessary to implement participant directions.

Life Insurance - A life insurance plan which allows employees to elect to purchase life insurance for themselves and their spouses and children is effective for only those employees electing such insurance before January 1, 1989 (See Note 3).

Participant Loans

Participants may, upon application to the plan administrator, obtain loans of not less than $1,000 but not more than the lesser of $50,000 or 50% of the participant’s individual investment account balance.  The period of repayment may not exceed 10 years for home loans or 5 years for all other loans.  The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 5.00% to 10.50%.  Principal and interest is paid ratably through monthly payroll deductions.

The Penn Traffic Company 401(k) Savings Plan

Vesting

Participants are immediately vested in their contributions to the Plan as well as any Company matching contributions and any earnings thereon.

Benefit Payments

Each participant is entitled to a benefit equal to 100% of the participant’s vested accrued benefit as of the valuation date upon normal retirement or termination of employment from the Company.  In the event of the participant’s death, benefits are distributed to a designated beneficiary.  Distributions of The Penn Traffic Company common stock are made in either whole shares of the Company’s common stock or in cash as specified by the participant.  A participant attaining the age of 59 1/2 has the right to withdraw all or a portion of their Plan assets.

Note 2                                    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  Investments in common trust funds are stated at estimated fair values, which have been determined based on the unit value of the fund.  Participant loans receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of funds.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The Penn Traffic Company 401(k) Savings Plan

Payment of Benefits

Benefits are recorded when paid.

Administrative Costs

Expenses incurred by the Trustee in connection with investment transactions and payments to participants are paid by the Plan.  Professional and administrative fees and other expenses of the Plan are also paid by the Plan.  Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan.

Note 3                                    Insurance Plan

Participants of the Plan were permitted to have a portion of their contributions directed towards the purchase of individual life insurance contracts for themselves, their spouse and their children, for those employees electing this option before January 1, 1989.  As a result of these elections, the Plan disburses funds periodically to the First Colony Life Insurance Company for the payment of life insurance premiums.  These insurance contracts are allocated on an individual participant basis and, as such, are excluded from Plan assets.  For the years ended December 31, 2003 and 2002, premium payments for individual life insurance contracts amounted to $53,002 and $32,901, respectively.

Note 4                                    Investments

Investments which exceed 5% of the Plan’s net assets at December 31, 2003 and 2002 include:

	2003	2002

Fidelity Managed Income Fund II	$38,041,912	$37,476,440
Fidelity Mid-Cap Stock Fund	40,455,160	30,260,781
Fidelity Fund	20,520,460	16,063,246
Fidelity Puritan Fund	12,160,122	10,137,796

The Plan’s net appreciation (depreciation) in the fair value of investments at December 31, is as follows:

	2003	2002

Equity Funds	$15,649,026	$(17,971,414)
Balanced Funds	2,360,956	(1,535,589)
The Penn Traffic Company Common Stock	(3,159)	(1,315)

	$18,006,823	$(19,508,318)

The Penn Traffic Company 401(k) Savings Plan

Note 5                                    Income Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated December 19, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).

Note 6                                    Plan Termination

Although it has not expressed any intent to do so, the Company expressly reserves the right to terminate the Plan.  In the event of termination, participants will become 100% vested in their accounts and all Plan objectives will be satisfied.  All unallocated assets will then be allocated to the accrued benefits of the participants’ accounts at the date of termination in accordance with the terms of the Plan and the Employee Retirement Income Security Act of 1974 (ERISA).

Note 7                                    Related-Party Transactions

The majority of Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity).  Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

As of December 31, 2003 and 2002, the Plan held the following:

	2003		2002
	Number Of Shares	Market Value	Number of Shares	Market Value

Company Common Stock	800	$24	925	$3,229

The Penn Traffic Company 401(k) Savings Plan

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

		Description of Investment
		Including Maturity Date,
Identity of Issue, Borrower,		Rate of Interest, Collateral,			Current
Lessor, or Similar Party		Par or Maturity Value	Cost		Value

	Fixed Income Fund:
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Managed Income Fund II		**	$38,041,912

	Equity Funds:
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Fund		**	20,520,460
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Growth Company Fund		**	3,768,532
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Diversified International Fund		**	1,370,642
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Mid-Cap Stock Fund		**	40,455,160
*	Fidelity Investments Institutional Operations Company, Inc.	Spartan U.S. Equity Index Fund		**	1,167,689

	Total Equity Funds				67,282,483

	Balanced Funds
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Puritan Fund		**	12,160,122
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom Income		**	865,790
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2000		**	32,658
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2010		**	1,065,218
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2020		**	1,054,390
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2030		**	1,142,679
*	Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2040		**	165,673

	Total Balanced Funds				16,486,530

*	The Penn Traffic Company	Common Stock		**	24
*	Participant Loans	5.00% - 10.50%		**	4,779,688

	Total Investments				$126,590,637

*                           Denotes party-in-interest

**                    Cost information omitted for participant directed investments